UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of December, 2011

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠  Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. (the “Company”) held its annual general meeting of shareholders on December 29, 2011 at Euro Park, Italy House, Yakum, Israel (the “Annual General Meeting”).  At the Annual General Meeting, the five incumbent directors (Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman) were re-elected to the Company’s board of directors (the “Board of Directors”) to serve until the close of the next annual general meeting of shareholders, under the same terms of remuneration as approved at the extraordinary general meeting of shareholders on May 12, 2011.  The remuneration of Professor Dov Pekelman was approved to be in line with the remuneration of the other directors.  The backgrounds of the five re-elected directors are described in the notice of the Annual General Meeting and proxy statement filed with the Securities and Exchange Commission (“SEC”) on November 23, 2011 (the “Proxy Filing”).

Additionally, the shareholders approved, by the required majority, the amendment of the Company’s articles of association to include provisions of the Israeli Companies Law authorizing the Company to exempt, indemnify and insure its officers and directors.  The Company’s shareholders also approved, by the required majority, the indemnification of and liability insurance coverage for the officers and directors of the Company and those of its subsidiaries as set forth in the Proxy Filing.

Also, at the Annual General Meeting, the shareholders appointed Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of shareholders of the Company and authorized the audit committee of the Company and the Board of Directors to fix their remuneration, in accordance with the volume and nature of their services.  Additionally, the Company reported on the status of its consolidated financial statements for the year ended December 31, 2010 (which the Company filed with the SEC on June 29, 2010).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer